

December 19, 2012

Via E-mail
Peter J. Hardie
Chief Financial Officer
Nevsun Resources, Ltd.
669 Howe Street, Suite 760
Vancouver BC Canada
V6C 0B4

> **Re:** **Nevsun Resources, Ltd**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 001-32405**

Dear Mr. Hardie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.1 - Annual Information Form
Mining Properties: Bisha, Eritrea, page 13

1. In future filings please report your mineral reserves to correspond to your fiscal year end or tell us why you are unable to do so.

2. Please provide a detailed reconciliation of your mineral reserves dated May 31, 2012 to the mineral reserves dated January 1, 2011.

Documents Incorporated by Reference

3.　　　We note that you attached Management's Discussion and Analysis as Exhibit 99.3 to a previously furnished Form 6-K that was then incorporated by reference into this Form 40-F. General Instruction B.5 to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please refer to General Instruction B to Form 6-K. Accordingly, please amend your Form 40-F to attach and file your Management's Discussion and Analysis as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining